UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 17, 2022

Commission File Number: 001-39007

Borr Drilling Limited

S.E. Pearman Building

2nd Floor 9 Par-la-Ville Road

Hamilton HM11 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F	Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	Yes ☐ No ☒

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of Borr Drilling Limited (the “Company”) on Form F-3 (Registration Number 333-254525 and Registration Number 333-266328) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

Exhibits

1.1	Underwriting Agreement, dated August 10, 2022, between the Company and DNB Securities, Inc.
5.1	Legal Opinion of MJM Limited
99.1	Press release, dated August 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORR DRILLING LIMITED

Date: August 17, 2022	By:	/s/ Mi Hong Yoon

	Name:	Mi Hong Yoon

	Title:	Director